                                                                       EXHIBIT F

                                  (TRANSLATION)

                              SETTLEMENT AGREEMENT

This Agreement is made and entered into by and between Set Top International Inc. ("Party A") and
Pacific Electric Wire and Cable Co., Ltd. and Asia Pacific Wire and Cable Corporation Ltd. (collectively "Party B").

Regarding the purchase of the shares of Asia Pacific Wire and Cable Corporation Ltd. ("APWC"), the parties hereto agree to the following terms and conditions:

Article 1

The parties agree that Party B may purchase from Party A the 10,074,102 shares of APWC ("APWC Shares") for the aggregate purchase price in the amount of US$25,000,000.

Article 2

Party B shall make full payment of the purchase price prior to August 30, 2004. In the event that the drawdown of a loan approved by a bank cannot be made by that time, Party B shall notify Party A of such loan prior to August 15, 2004. If the loan actually is being processed subject to Party A's verification, Party A agrees that the deadline of payment by Party B may be extended to September 30, 2004, provided that Party B shall pay interest for the purchase price of APWC Shares with the interest rate of 5% per annum from September 1, 2004 to the date the payment is made.

Article 3

In the event that Party B fails to make payment of the purchase price for this transaction in accordance with this Agreement, this transaction shall be deemed canceled and the APWC Shares shall be owned by Party A, provided that the effect of other provisions hereof shall not be affected.

Article 4

In the event that Party A violates this Agreement by refusing to sell the APWC Shares to Party B, Party A shall pay a penalty in the amount of US$12,000,000 to Party B.

Article 5

Party A shall ensure that the rights of the APWC Shares are complete, and that there is no encumbrance on the APWC Shares. If Party A violates this Article, Party A shall return twice the purchase price to Party B.

Article 6

Upon the execution hereof, each party shall cooperate with the other party to execute relevant documents so as to withdraw all litigious and non-litigious proceedings against the other party and the affiliates and related persons of other party (including but not limited to those listed in Attachment 1) worldwide. The parties shall complete the preparation of such documents within five (5) days of the execution hereof.

Article 7

The parties agree that, after the execution hereof, all claims and obligations between the parties, their affiliates and related persons of the parties (including but not limited to those listed in Attachment 1) shall be forfeited, and the parties shall not initiate any litigations or make any claims.

Article 8

Prior to Party B's making full payment of the purchase price, Party A may register 50.44% of the total outstanding shares of APWC in its possession in the name of Party A. Party A shall solely bear any costs of the transfer and costs and expenses incurred in relation to the transfer, including any difference between (1) the costs and expenses incurred from the transfer of the APWC Shares to Party A and then back to Party B and (2) the costs and expenses that would be incurred from the transfer of the APWC Shares directly to Party B.

Article 9

The parties agree that Party A shall immediately deliver the registered APWC Shares to the escrow agent, Mr. Ulyos K. J. Maa, CPA, after the completion of the registration of the APWC Shares in the name of Party A. Party B agrees to amend any provisions of [documents of] Pacific Electronic Wire and Cable Co., Ltd. ("PEWC"), APWC or their affiliates that prohibit such entity from allowing the transfer of Party A's shareholding or Party A's assumption of right of management (for details of such amendment please refer to Attachment 2). If Party B violates this Article, Party B shall pay a penalty in the amount of US$12,000,000 to Party A. The remaining unregistered APWC Shares shall be delivered to the custody of Mr. Ma Guo-Zhu prior to July 5, 2004.

Article 10

In the event the APWC shares are transferred in the status quo without having been registered in the name of Party A, any costs and expenses incurred therefrom shall be borne by the parties equally.

Article 11

This Agreement shall become effective upon the withdrawal of all litigious and non-litigious proceedings in accordance with Article 5 hereof.

Article 12

Party B agrees to cause APWC convene a shareholders' meeting on September 30, 2004 to re-elect the directors and supervisors. If Party B violates this Article, Party B shall pay a penalty in the amount of US$12,000,000 to Party A.

Article 13

Five original copies of this Agreement are hereby executed. Each of Party A, Party B and the witness holds one original copy.

                                    July 2, 2004

                                    Set Top International Inc.

                                    /s/ Tai-sheng Lian
                                    ---------------------------
                                    Tai-sheng Lian

                                    /s/ Selena Yuan-Chun Hsu
                                    ---------------------------
                                    Selena Yuan-Chun Hsu

                                     Pacific Electric Wire & Cable Co., Ltd. and
                                   Asia Pacific Wire & Cable Corporation Limited

                                    /s/ Tony Chun-Tang Yuan
                                    ---------------------------
                                    Tony Chun-Tang Yuan

                                    /s/ David Tao Heng Sun
                                    ---------------------------
                                    David Tao Heng Sun

                                    Witness:

                                    /s/ Chi Li-Hwa
                                    ---------------------------
                                    Chi Li-Hwa